SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

LSB INDUSTRIES, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.10 per share
(Title of Class of Securities)

502160104
(CUSIP NUMBER)

Jayhawk Capital Management, L.L.C.
Attention: Kent C. McCarthy
8201 Mission Road, Suite 110
Prairie Village, Kansas 66208

Tel. No.: (913) 642-2611

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

January 7, 2001

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☒

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 502160104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 2,363,081 (includes 1,451,081 shares of common stock receivable upon conversion of 335,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 2,363,081 (includes 1,451,081 shares of common stock receivable upon conversion of 335,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,363,081 (includes 1,451,081 shares of common stock receivable upon conversion of 335,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 502160104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jayhawk Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,994,116 (includes 1,083,116 shares of common stock receivable upon conversion of 250,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON* IA

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 502160104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jayhawk Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 1,344,766 (includes 433,766 shares of common stock receivable upon conversion of 100,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,344,766 (includes 433,766 shares of common stock receivable upon conversion of 100,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,344,766 (includes 433,766 shares of common stock receivable upon conversion of 100,200 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON* PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 502160104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jayhawk Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 649,350 (includes 649,350 shares of common stock receivable upon conversion of 150,000 shares of $3.25 convertible exchangeable Class C Preferred Stock, Series 2)
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 649,350 (includes 649,350 shares of common stock receivable upon conversion of 150,000 shares of $3.25 convertible exchangeable Class C Preferred Stock, Series 2)
10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

649,350 (includes 649,350 shares of common stock receivable upon conversion of 150,000 shares of $3.25 convertible exchangeable Class C Preferred Stock, Series 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

          This Schedule 13D is being filed on behalf of Jayhawk Institutional Partners, L.P., a Delaware limited partnership ("Jayhawk Institutional"), Jayhawk Investments, L.P., a Delaware limited partnership ("Jayhawk Investments"), their general partner, Jayhawk Capital Management, L.L.C., a Delaware limited liability company ("Jayhawk"), and its manager, Kent C. McCarthy, relating to shares of common stock of LSB Industries, Inc, a Delaware corporation.

Item 1.  Security and Issuer

          Securities Acquired: Shares of Common Stock, par value $0.10 per share (the "Common Stock").

Issuer:   LSB Industries, Inc.
            16 South Pennsylvania
            Oklahoma City, OK 73107

Item 2. Identity and Background

          Jayhawk Institutional and Jayhawk Investments are investment partnerships and Jayhawk is their general partner. Mr. McCarthy is the manager of Jayhawk and controls its activities. Jayhawk Institutional, Jayhawk Investments and Jayhawk are organized under the laws of Delaware and are located at 8201 Mission Road, Suite 110, Prairie Village, KS 66208. The principal occupation of Mr. McCarthy is investment management and he is a United States Citizen. Mr. McCarthy's business address is 8201 Mission Road, Suite 110, Prairie Village, KS 66208. None of Jayhawk, Jayhawk Investments, Jayhawk Institutional or Mr. McCarthy is and during the past five years was a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and, as a result thereof, subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds

          As of January 9, 2001, Jayhawk Investments had invested $768,760 in shares of Common Stock and shares of $3.25 Convertible Exchangeable Class C Preferred Stock ("Class C Preferred Stock"); Jayhawk Institutional had invested $1,388,502 in shares of Common Stock and Class C Preferred Stock; and Mr. McCarthy had invested $435,935 in shares of Common Stock and Class C Preferred Stock. The above amounts include any brokerage commissions incurred in the investments. The source of these funds was the working capital of each entity and the personal funds of Mr. McCarthy.

Item 4.  Purpose of the Transaction

          Jayhawk, Jayhawk Investments, Jayhawk Institutional, and Mr. McCarthy (collectively, the "Shareholders") acquired the Shares of Common Stock and Class C Preferred Stock (collectively, the "Shares") because they believe that the Shares at current market prices are undervalued and represent an attractive investment opportunity. The Shareholders further believe that there may exist unexploited opportunities to increase the value of the Shares. Mr. McCarthy may seek a position on the board of directors of the Issuer or may seek to nominate other individuals to serve on the board of directors and hopes to work with the Issuer's management and board of directors to identify and pursue opportunities to increase the value of the Shares. Such opportunities may include raising additional capital or entering strategic alliances that could fund future growth and expansion or exploring possible business combinations.

          The Shareholders reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of the Shareholders' general investment and trading policies, market conditions, the availability of shares of Common Stock or Class C Preferred Stock or other factors. The Shareholders may contact the Issuer, officers and directors of the Issuer, third parties and/or other shareholders regarding potential strategies to increase shareholder value.

          Other than as described above, none of the Shareholders has present plans or proposals which would result in any of the following:

1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
3) any material change in the present capitalization or dividend policy of the Issuer;
4) any other material change in the Issuer's business or corporate structure;
5) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     6)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

7) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
8) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

          (a)     As of January 9, 2001, Jayhawk beneficially owned 1,994,116 shares of Common Stock (which includes 1,083,116 shares of Common Stock receivable upon conversion of 250,200 shares of $3.25 convertible exchangeable class C Preferred Stock, Series 2 (the "Class C Preferred Stock")), which represents 15.4% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,994,116 shares beneficially owned by Jayhawk by (ii) the sum of (A) 11,877,952 shares of common stock outstanding as of October 31, 2000 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2000 and (B) the 1,083,116 shares of Common Stock receivable upon conversion of the Class C Preferred Stock.

          As of January 9, 2001, Mr. McCarthy beneficially owned 2,363,081 shares of Common Stock (which includes 1,451,081 shares of Common Stock receivable upon conversion of 335,200 shares of Class C Preferred Stock), which represents 17.7% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,363,081 shares beneficially owned by Mr. McCarthy by (ii) the sum of (A) 11,877,952 shares of Common Stock outstanding as of October 31, 2000 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2000 and (B) the 1,451,081 shares of Common Stock receivable upon conversion of the Class C Preferred Stock.

          As of January 9, 2001, Jayhawk Investments beneficially owned 649,350 shares of Common Stock (which includes 649,350 shares of Common Stock receivable upon conversion of 150,000 shares of Class C Preferred Stock), which represents 5.2% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 649,350 shares beneficially owned by Jayhawk Investments by (ii) the sum of (A) 11,877,952 shares of Common Stock outstanding as of October 31, 2000 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2000 and (B) the 649,350 shares of Common Stock receivable upon conversion of the Class C Preferred Stock.

          As of January 9, 2001, Jayhawk Institutional beneficially owned 1,344,766 shares of Common Stock (which includes 433,766 shares of Common Stock receivable upon conversion of 100,200 shares of Class C Preferred Stock), which represents 10.9% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,344,766 shares beneficially owned by Jayhawk Institutional by (ii) the sum of (A) 11,877,952 shares of Common Stock outstanding as of October 31, 2000 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2000 and (B) the 433,766 shares of Common Stock receivable upon conversion of the Class C Preferred Stock.

          (b)     Mr. McCarthy, as manager of Jayhawk, has the sole power to vote and dispose of the Shares beneficially owned by Jayhawk, Jayhawk Investments and Jayhawk Institutional.

          The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. McCarthy is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,994,116 shares of Common Stock owned by Jayhawk, Jayhawk Investments, and Jayhawk Institutional. Pursuant to Rule 13d-4, Mr. McCarthy disclaims all such beneficial ownership.

          (c)     Jayhawk Institutional, Jayhawk Investments and Mr. McCarthy have not made any transactions in the Issuer's securities during the last sixty days.

          (d)     Not Applicable.

          (e)     Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not Applicable

Item 7.  Material to be Filed as Exhibits

          Joint Filing Agreement